Exhibit 16.1

January 15, 2016

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated January 11, 2016, of Callon Petroleum Company and are in agreement with the statements contained in the third sentence of the first paragraph and the third and fourth paragraphs therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP